FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2018

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago, September 7, 2018

Ger. Gen. N° 42 /2018

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.:      SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10, second subparagraph, of the Securities Market Law N° 18,045, and as established under General Norm N°30 of the former Superintendence of Securities and Insurance, currently the Financial Market Commission, duly authorized on behalf of Enel Chile S.A. I hereby inform as a significant event:

Duly authorized by the Board of Directors, on September 7, 2018, the company has proceed to the constitution of a new subsidiary of Enel Chile S.A., which business name is Enel X Chile SpA (society by shares). This subsidiary is located in the Republic of Chile and has a social purpose to develop, implement and sell products and services related with energy and incorporate innovation, technology and tendencies of future and are different from concessioned distribution energy and the services attached to it, whether they are tariffed or not. Likewise, Enel X Chile SpA has a social capital of 3.800.000.000 chilean pesos, legal currency at the time, divided by 1.000 shares, ordinaries, nominatives and all from the same serie.

In this new subsidiary, Enel Chile S.A. is the unique shareholder having 100% of the shares.

Sincerely,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: September 10, 2018